Exhibit 99.1

ASM International N.V.

ASM International N.V. Completes NanoPhotonics Selling Process

BILTHOVEN, the Netherlands, September 30, 2008 — ASM International (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced that it has finalized the sale of its 72.86% interest in NanoPhotonics AG, a company engaged in defect measurement equipment for the semiconductor industry, to Ricmar Beteiligungs GmbH, of Kramsach, Austria. This divestiture is part of ASMI’s plan to focus on its core wafer processing portfolio strengths as outlined in its Roadmap to Front-end Peer Group Profitability.

ASMI recorded an impairment charge of €1.4 million related to goodwill of its investment in NanoPhotonics in the 2008 second quarter, and the Company does not expect this transaction to have any additional material impact on its Statement of Operations.

About ASMI

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

About Ricmar

RICMAR Group designs and manufactures equipment and material used to produce Semiconductor devices. The business enterprises operate within the same technology segments that include Wafer Handling, Vacuum Technology, Automation, Dispensing and Metrology. Each enterprise works independently utilizing synergies within the Ricmar Group network. For more information, visit RICMAR´s web site at www.ricmar.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts ASMI:
Erik Kamerbeek: +31 30 229 8500	Mary Jo Dieckhaus: + 1 212 986 2900
Erik.Kamerbeek@asm.com	MaryJo.Dieckhaus@asm.com